FIFTH STREET SENIOR FLOATING RATE CORP.
10 Bank Street, 12th Floor
White Plains, NY 10606

July 9, 2013

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:     Fifth Street Senior Floating Rate Corp.
Registration Statement on Form N-2
File No. 333-188904

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fifth Street Senior Floating Rate Corp. (the “Registrant”) hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on July 11, 2013, at 4:00 p.m., New York City time, or as soon thereafter as practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (914) 286-6800 or our counsel, Steven B. Boehm, of Sutherland Asbill & Brennan LLP at (202) 383-0176.

[Signature Page to Follow]

Fifth Street Senior Floating Rate Corp.

    By: /s/ Bernard D. Berman
         Name: Bernard D. Berman
                        Title: President